Response Biomedical Signs Agency Agreement, Amends Proposed Financing

Vancouver, British Columbia, December 20, 2004 – Response Biomedical Corp. (TSX-V: RBM), today announced it has signed an agency agreement with Haywood Securities Inc. relating to the proposed best efforts private placement announced November 15, 2004. Based on the level of interest received to date, the Company has increased the upper limit of the financing from $1.5 to $3.0 million. Up to 4,000,000 Units are to be placed at a price $0.75 per Unit, each Unit consisting of one common share and two non-transferable one-half of one common share purchase warrants.

The first half-warrant has a one year term from the closing date of the private placement during which each whole warrant shall entitle the holder thereof to purchase one common share of the Company at a price of $1.00 per share. The second half-warrant has a two year term, during which each whole warrant shall entitle the holder thereof to purchase one common share of the Company at a price of $1.25 per share during the first year of the term or at a price of $1.50 per share during the second year of the term of the warrant.

The completion of the offering and payment of agent’s fees will be subject to certain conditions of closing, including receipt of all necessary regulatory approvals.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing reliable information in minutes, anywhere, every time. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996 and ISO 9000: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The Units to be offered have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such Units in any jurisdiction in which such an offer or sale would be unlawful.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com